

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via Facsimile
Kelly M. Malson
Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

    Re: World Acceptance Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2011
           Filed June 3, 2011
           Form 10-Q for the Quarter Ended December 31, 2011
           Filed February 2, 2012
           File No. 000-19599

Dear Ms. Malson:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Amit Pande

                            Amit Pande
                            Accounting Branch Chief